

September 9, 2009

via U.S. mail and facsimile to (212) 310-1653

Mr. Tom Gurnee, Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025, People's Republic of China

> **RE:** **Xinyuan Real Estate Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 26, 2009**
> **File No. 1-33863**

Dear Mr. Gurnee:

We have reviewed your response letter dated August 31, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. In connection with responding to our comments, please provide, in writing, a statement from an officer of the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Operating and Financial Review and Prospects, page 55

Operating Results, page 58

Impairment Charges, page 60

2. Regarding the amended disclosure you provided in response to comment 1 in our letter dated July 16, 2009, please address the following:
   - Please revise your disclosures where you state an amount in Chinese Yuan Renminbi (RMB) to also provide the US dollar equivalent. As the US dollar is your reporting currency, this disclosure will allow investors to understand the amount being discussed in comparison to your consolidated financial statements.
   - As the average selling price has materially impacted the estimated cash flows for the Suzhou International City Garden project, please provide investors with a better understanding of the assumptions included in the cash flow analysis. Specifically, please disclose the average selling price for the beginning of fiscal year 2008, the fourth quarter of fiscal year 2008, and the estimated average selling price included in the cash flow analysis for each of the fiscal years 2009-2013. Please confirm that you anticipate all units for the Suzhou International City Garden project to be sold by fiscal year 2013.
   - Please disclose the estimated fair value (i.e., discounted cash flows) of the Suzhou International City Garden project estimated in connection with your testing of this asset for impairment in accordance with SFAS 144 during the fourth quarter of fiscal year 2008.
   - We note that the carrying value and the estimated undiscounted cash flows for the Suzhou International City Garden project subsequent to the $55 million impairment charge was RMB 727.4 million and RMB 346.6 million, respectively. It is unclear from this disclosure how you determined that no additional impairment charge should be recognized, as the carrying value continues to exceed the undiscounted cash flows for the project. Please tell us and revise your disclosures to clarify.
   - We note your statement, "[a]s of December 31, 2008, the undiscounted cash flows of the Company's other projects exceeded their related carrying value, and, accordingly, non of such projects was considered impaired." Please further disclose those projects that you tested for impairment in accordance with SFAS 144 and your policy, as noted in your response to comment 3. If you tested all of your projects for potential impairment, please disclose this fact.
   - As previously requested in comment 3 in our letter dated July 16, 2009, please disclose the material assumptions used to estimate the undiscounted cash flows for the Zhengzhou Xinyuan Colorful Garden project.

Critical Accounting Policies, page 74

Revenue and cost recognition, page 74

3. We note the additional disclosures you intend to include in your amended fiscal year 2008 Form 20-F in response to comment 8 in our letter dated July 16, 2009. It is unclear how the disclosure you refer investors to adequately addresses the points raised in our comment. In this regard, there continues to be a concern that investors have not been provided sufficient information to fully understand the facts and circumstances that resulted in the recognition of a $21.8 million future loss charge for the Suzhou International City Garden project. As previously requested, please provide investors with a more detailed discussion as to the factors that resulted in you estimating that you would recognize a loss upon completion of the project. Please also provide investors with an understanding of the uncertainties included in your estimate and whether it is reasonably likely you could recognize an additional future loss for this project. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings in response to this comment.

2. Summary of significant accounting policies, page F-12

(af) Effect of change in estimate, page F-23

4. We note your response to and the revised disclosure you intend to include in the amended fiscal year 2008 Form 20-F for comment 9 in our letter dated July 16, 2009. Either in your footnote disclosure or within MD&A, please provide investors with a similar explanation for the changes in estimated gross profit margins for the six projects as you provided to us. Specifically, please explain to investors that the change in estimated gross profit margins is for six projects with percentage-of-completion at 50% or more. Please also explain that the adjustment relates to the release of contingencies and settlements with contractors that are typical as contracts move closer to completion. This additional disclosure will allow investors to better understand the underlying factors for the change in estimate.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief